Exhibit 15.2

Set forth below is the text of a press release issued on June 20, 2007.

OAKLEY TO MERGE INTO LUXOTTICA GROUP

FOR US$29.30 PER SHARE

MILAN, Italy and FOOTHILL RANCH, Calif., June 20, 2007 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), global leader in eyewear, and Oakley, Inc. (NYSE: OO), worldwide specialist in sport performance optics, today jointly announced that they have entered into a definitive merger agreement with the unanimous approval of both companies’ Boards of Directors. Under the agreement, Luxottica Group will acquire all of the outstanding shares of Oakley for a cash purchase price of US$29.30 per share, together with the purchase of all outstanding options and other equity rights at the same price per share less the exercise price. The total purchase price will be approximately US$2.1 billion, representing an approximate premium of 18% over the most recent 30-day average NYSE trading price of Oakley shares and approximately 24% over the most recent three-month average trading price.

Oakley’s Board of Directors will recommend the offer to Oakley’s shareholders for approval.

Highlights

•                 Oakley is an innovative and iconic brand: a leading global sports, technology and lifetsyle company with a unique design point of view

•                 Oakley has tremendous growth potential across numerous market segments

•                 Luxottica provides a global platform to showcase the Oakley brands while enhancing its international distribution capabilities

•                 This merger combines two strong, complementary business models

•                 This merger establishes a stronger and more diversified portfolio of owned and licensed brands

•                 Combined companies’ retail platform includes luxury, fashion, lifestyle and sports concepts

Leonardo Del Vecchio, Luxottica Group Chairman, stated, “This is a milestone for our group. Significant changes in market dynamics require industry leaders to perfect a mix of best-in-class products and marketing with technical and operational capabilities.  Luxottica has long admired the Oakley business and corporate culture, inspired by founder Jim Jannard. Oakley and Luxottica share a mutual commitment to quality, innovation, and technical skills — qualities which will help us to solidify Oakley’s brand position and Luxottica’s strong leadership in the market. I look forward to welcoming the talented Oakley management team, led by Scott Olivet and Colin Baden, to our group.”

Jim Jannard, Oakley, Inc. Founder, Chairman and Chief Mad Scientist commented, “Mr. Del Vecchio and I started in the industry at about the same time and took our companies on different paths.  We were both relentless in our desire to create great products and build unique organizations and I have always had tremendous respect for Mr. Del Vecchio as a partner and competitor.  I am very excited that we have found a way to join forces.  Oakley’s technology and performance is one of the world’s best kept secrets and this partnership should empower our ability to tell our story throughout the world.  I am encouraged by the fact that Luxottica’s management has come to understand the unique, rogue nature of Oakley in the eyewear industry and is committed to preserving it.  Oakley will continue to be Oakley but with much greater resources and a platform for realizing the true potential of our brand and company.  Given the opportunities in front of us, I wrote Mr. Del Vecchio this morning indicating my intent to make an investment in the company after the transaction closes.”

Transaction Benefits

•                 Ability to leverage Oakley heritage and capability in sports, technology, and optics

•                 Opportunity to create new eyewear categories and serve new customer needs

•                 Increase level of service and innovation for wholesale customers

•                 More dynamic, global company with enhanced career opportunities for employees

•                 Enhanced economies of scale with respect to sourcing and distribution

•                 Approximately €100 million per year in operating synergies expected within three years

Financing

Luxottica will fund the payment of the purchase price and transaction costs from operating cash flow, available line of credit, and credit facilities to be available at the closing. Luxottica expects its pro forma Net Debt/EBITDA ratio for end of 2007, after giving effect to the transaction, to be approximately 2.3x(1).

Timetable

The transaction is expected to close in the second half of 2007. This acquisition is subject to the approval of Oakley’s shareholders and the satisfaction of other customary conditions, including various governmental approvals.

Luxottica and Oakley will hold a joint conference call to discuss the proposed transaction with the investment community on Thursday, June 21, 2007, at 8:00 AM PDT/11:00 AM EDT/4:00 PM GMT/5:00 PM CET. The audio Web cast will be also available at Luxottica Group’s corporate Web site at www.luxottica.com/english/investor_relations/webcast.html and on Oakley’s investor Web site at investor.oakley.com.  A replay of the conference call will be available starting on June 22 at 12:00 AM EDT, calling from USA: +1 (866) 583 1035, passcode 699162#. Members of the media may participate in the call in a “listen-only” mode. Please note that a slide presentation will be available for download from Luxottica Group’s investor relations corporate Web site at www.luxottica.com/english/investor_relations/presentation.html and on Oakley’s investor Web site at investor.oakley.com shortly before the start of the audio Web cast.

Oakley, Inc. will file a proxy statement and other relevant documents concerning the proposed merger with the U.S. Securities and Exchange Commission.  Oakley, Inc. shareholders are urged to read the definitive proxy statement when it becomes available because it will contain important information regarding this transaction.  Shareholders may obtain, free of charge, a copy of the definitive proxy statement (when it becomes available) and other documents filed by Oakley, Inc. with the SEC (www.sec.gov).  In addition, documents filed with the SEC by Oakley, Inc. will be available free of charge from the company.  Oakley, Inc. and its directors and executive officers and certain other of its employees may be soliciting proxies from stockholders

(1)           The forecast of the pro forma ratio of net debt to EBITDA for fiscal year 2007 is not a measure of performance under generally accepted accounting principles in the United States (U.S. GAAP).

of Oakley, Inc. in favor of the proposed transaction.  Information concerning the participants in the proxy solicitation will be set forth in the proxy statement when it is filed with the SEC.

Luxottica Group received investment advice from Rothschild Inc. and legal advice from Winston & Strawn LLP.  Oakley received investment advice from Goldman Sachs & Co. and legal advice from Skadden, Arps, Slate, Meagher & Flom LLP.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 5,800 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best-selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

About Oakley, Inc.

Oakley is a global leader in sport performance optics including premium sunglasses, goggles, and prescription eyewear.  Headquartered in Southern California, the company’s optics brand portfolio includes Dragon, Eye Safety Systems, Fox Racing, Mosley Tribes, Oliver Peoples, and Paul Smith Spectacles.  In addition to its global wholesale business, the company operates retail chains including Bright Eyes, Oakley Stores, Sunglass Icon and The Optical Shop of Aspen.  The company also offers a wide selection of Oakley-branded apparel, footwear, watches and accessories.  Additional information is available at www.oakley.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those that are anticipated. Such risks and uncertainties include, but are not limited to, the risk that the merger will not be completed, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group and Oakley’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, neither Luxottica Group nor Oakley assumes any obligation to update them.

Such risks and uncertainties also include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that have been, or will be, instituted related to the merger agreement; the inability to complete the merger due to the failure to obtain Oakley stockholder approval for the merger or the failure to satisfy other conditions to complete the merger, including the receipt of all regulatory approvals related to the merger; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the ability to recognize the benefits of the merger; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger.

Oakley and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its shareholders in connection with the proposed merger.  Information concerning the interests of Oakley participants in the solicitation, which may be different than those of Oakley shareholders generally, is set forth in Oakley proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in the proxy statement relating to the transaction when it becomes available.  INVESTORS AND SECURITY HOLDERS OF OAKLEY ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OAKLEY, LUXOTTICA GROUP AND THE MERGER.  The proxy statement and other relevant material (when they become available) and any other documents filed by Oakley with the SEC may be obtained free of charge by contacting Oakley’s Investor Relations Department, going to Oakley’s investor Web site at investor.oakley.com, or the SEC’s Web site at www.sec.gov.

Contacts

Media Relations:	Investor Relations:

Carlo Fornaro	Alessandra Senici
Luxottica Group	Luxottica Group
Corporate Communications Director	Group Investor Relations Director
+39 (02) 8633 4062	+39 (02) 8633 4069
InvestorRelations@luxottica.com

Luca Biondolillo	Lance Allega
Luxottica Group	Investor Relations/Media Relations
Head of International Communication	Oakley, Inc.
+39 (02) 8633 4668	+1 (949) 672-6985
MediaRelations@luxottica.com	LAllega@oakley.com

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